FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter and fiscal year ended March 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 11, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Connecting Markets East & West © Nomura (US GAAP) April 2018 Consolidated Results of Operations Fourth quarter, year ended March 2018 Nomura Holdings, Inc.

Outline    Presentation    Executive summary (p. 2-3) Overview of results (p. 4) Business segment results (p. 5) Retail (p. 6-7) Asset Management (p. 8-9) Wholesale (p. 10-12) Non-interest expenses (p. 13) Robust financial position (p. 14) Funding and liquidity (p. 15)    Financial Supplement    Consolidated balance sheet (p. 17) Value at risk (p. 18) Consolidated financial highlights (p. 19) Consolidated income (p. 20) Main revenue items (p. 21)    Consolidated results: Income (loss) before income taxes by segment and region (p. 22)    Segment “Other” (p. 23)    Retail related data (p. 24-27)    Asset Management related data (p. 28-29) Wholesale related data (p. 30) Number of employees (p. 31)

# Executive summary

NOMURA

## FY2017/18 full year highlights

- **Group net revenue and income before income taxes up YoY driven by higher contribution from Retail and Asset Management**
- **Americas set aside provisions in 4Q for legacy transactions; effective tax rate rose and net income declined from last year**
  - Net revenue: Y1,497.0bn (+7% YoY); Income before income taxes: Y328.2bn (+2%YoY); Net income[1]:Y219.3bn (-8%YoY); ROE: 7.9% (FY16/17: 8.7%); EPS[2]: Y61.88 (FY16/17: Y65.65)
- **Three segment income before income taxes of Y269.9bn (-3%YoY)**

  **Retail**
  - Turnaround in retail investor sentiment as market conditions improved; recovery in income before income taxes due to strong transaction of stocks and sales of investment trusts

  **Asset Management**
  - Continued inflows and market factors pushed assets under management to a record high; Gains related to American Century Investments contributed to best yearly income since FY2001/02

  **Wholesale**
  - Equities and Investment Banking reported stronger revenues, but low volatility and subdued client activity led to challenging year in Fixed Income
  - YoY drop in income before income taxes as cost such as deferred compensation expenses increased
- **Shareholder returns**
  - Dividend per share: Year end Y11; Annual Y20
  - Launch of share buyback program to raise capital efficiency and ensure a flexible capital management policy and to deliver as stock-based compensation
    - ✓ Total shares: Upper limit of 100 million shares
    - ✓ Total value: Upper limit of Y70bn
    - ✓ Period: From May 16, 2018, to March 29, 2019

## Income before income taxes, net income[1], EPS[2]



(billions of yen)
(yen)
Income before income taxes
Net income
EPS (rhs)
500.0
400.0
300.0
200.0
100.0
0.0
80
60
40
20
0
55.81
60.03
35.52
65.65
61.88
FY13/14
FY14/15
FY15/16
FY16/17
FY17/18

(1) *Net income attributable to Nomura Holdings shareholders.*
(2) *Diluted net income attributable to Nomura Holdings shareholders per share.*

2

# Executive summary

NOMURA

## FY2017/18 4Q highlights

- **Significant QoQ growth in three segment income before income taxes driven by robust Wholesale performance**
- **Lower Segment Other income impacted firm-wide income; Americas booked provisions for legacy transactions, and contributions (approx. Y45bn) from booking entity strategy in 3Q not present in 4Q**

| | | |
|---|---|---|
| - Net revenue: | Y378.0bn | (-7%QoQ;+8%YoY) |
| - Income before income taxes: | Y46.9bn | (-61% QoQ;-43% YoY) |
| - Net income[1] : | Y22.7bn | (-74% QoQ; -63%YoY) |
| - ROE[2] : | 3.2% | (FY17/18 3Q:12.4%) |
| - EPS[3] : | Y6.56 | (FY17/18 3Q:Y25.12) |

- **Three segment income before income taxes of Y76. 9bn (+16% QoQ)**

**Retail**

- Despite strong performance in the first half of 4Q, market adjustment in the second half of the quarter caused investor sentiment to fall; sluggish sales of stocks and investment trusts in March

**Asset Management**

- Solid business performance; Ongoing inflows kept assets under management at a high level
- Contribution from gains related to American Century Investments continued but was lower than last quarter

**Wholesale**

- Higher revenues across all business lines and continued discipline on pay for performance resulted in significant improvement in income before income taxes

## Income before income taxes and net income[1]



Firm-wide
(billions of yen )
Income before income taxes
Net income
62.8
46.8
81.8
61.2
95.9
70.3
82.3
61.3
77.4
56.9
83.0
51.9
120.8
88.0
46.9
22.7
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q



Three segment income before income taxes
Wholesale
Asset Management
Retail
67.5
61.1
87.4
62.6
63.8
63.0
66.2
76.9
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

*1. Net income attributable to Nomura Holdings shareholders*
*2. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
*3. Diluted net income attributable to Nomura Holdings shareholders per share.*

3

Overview of results Highlights (billions of yen, except EPS and ROE) FY2017/18 FY2017/18 QoQ YoY YoY 4Q Full year Net revenue 378.0 -7% +8% 1,497.0 +7% Non-interest expenses 331.1 +16% +24% 1,168.8 +8% Income before income taxes 46.9 -61% -43% 328.2 +2% Net income1 22.7 -74% -63% 219.3 -8% EPS2 Y6.56 -74% -61% Y61.88 -6% ROE3 3.2% 7.9% 1. Net income attributable to Nomura Holdings shareholders. 2. Diluted net income attributable to Nomura Holdings shareholders per share. 4 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results Net revenue and income (loss) before income taxes (billions of yen) FY2017/18 FY2017/18 QoQ YoY YoY 4Q Full year Net revenue Retail 98.2 -12% -5% 412.9 +10% Asset Management 27.3 -25% +17% 127.3 +28% Wholesale 211.4 +28% +24% 715.3 -3% Subtotal 336.9 +7% +13% 1,255.6 +4% Other * 46.2 -48% -15% 239.5 +31% Unrealized gain (loss) on investments in equity securities held for operating purposes -5.0 - - 1.9 -71% Net revenue 378.0 -7% +8% 1,497.0 +7% Income Retail 21.4 -32% -17% 103.1 +38% (loss) before Asset Management 11.3 -46% +30% 66.2 +56% income taxes Wholesale 44.2 3.1x +57% 100.6 -38% Subtotal 76.9 +16% +23% 269.9 -3% Other * -25.0 - - 56.4 +50% Unrealized gain (loss) on investments in equity securities held for operating purposes -5.0 - - 1.9 -71% Income before income taxes 46.9 -61% -43% 328.2 +2% *Additional information on “Other” (4Q) Loss on changes to own and counterparty credit spreads relating to derivatives (Y3.1bn) 5 5

Retail Net revenue and income before income taxes1 (billions of yen) Full year Quarter FY16/ FY16/ FY17/ FY2017/18 17 QoQ YoY 17 18 4Q 1Q 2Q 3Q 4Q Net revenue 374.4 412.9 103.2 101.7 101.8 111.3 98.2 -12% -5% Non-interest expenses 299.6 309.8 77.4 76.8 76.2 80.0 76.7 -4% -1% Income before income 74.8 103.1 25.8 24.9 25.5 31.3 21.4 -32% -17% taxes Total sales2 (billions of yen) 4,000 Stocks Bonds Investment trusts Discretionary investments, Insurance products 3,000 2,000 1,000 0 FY2016/17 FY2017/18 4Q 1Q 2Q 3Q 4Q 1. Capital Nomura Securities in Thailand and BDO Nomura in the Philippines were included from FY2017/18 3Q. 2. Retail channels only. 3. Retail channels, Net & Call, and Hotto Direct. Key points Full year Net revenue: Y412.9bn (+10% YoY) Income before income taxes: Y103.1bn (+38% YoY) - Upturn in sentiment as market environment improved; robust performance in stocks and investment trusts - Client assets in investment trusts and discretionary investments increased with net inflows; recurring revenue climbed higher Fourth quarter Net revenue: Y98.2bn (-12%QoQ; -5% YoY) Income before income taxes: Y21.4bn ( -32%QoQ; -17%YoY) - Despite strong start in 4Q, market adjustment in the second half of the quarter resulted in low sentiment; stocks and investment trusts particularly sluggish in March - Reduced costs QoQ mainly for personnel expenses Total sales2 up 3% QoQ Stocks: +10% QoQ – Sales of stocks at highest level in 10 quarters; trading volume of secondary stocks increased, while sales of primary stocks remained unchanged (subscriptions3: Y72.3bn; +3% QoQ) Investment trusts: -14% QoQ – Although sales of investment trusts declined QoQ, 4Q saw continued inflows into products investing in high growth potential areas (robo, India, etc.) and products that help build assets over medium to long term Bonds: Y582.2bn; +18% QoQ – Primary deals contributed to growth in foreign bond sales; sales of JGBs for individual investors remained robust Discretionary investment and insurance sales down 27% QoQ 6

NOMURA

# Retail: Successful initiatives to grow assets

## Recurring revenue


(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
25%
26%
28%
28%
29%
78.6
80.9
84.4
89.2
90.0
FY2016/17
FY2017/18
4Q
1Q
2Q
3Q
4Q

- Continued net inflows into investment trusts and discretionary investments; Annualized recurring revenue reached Y90bn

| | Mar 2018/4Q | Dec 2017/3Q |
|---|---|---|
| ■ Recurring revenue | Y22.2bn | Y22.5bn |
| – Investment trust net inflows[1] | Y114.0bn | -Y62.4bn |
| – Discretionary investment net inflows[1] | Y58.8bn | Y79.4bn |
| ■ Sales of insurance products[2] | Y43.1bn | Y56.0bn |
| ■ Client franchise | | |
| – Retail client assets | Y117.7trn | Y122.8trn |
| – Accounts with balance | 5.32m | 5.33m |
| – NISA accounts opened (accumulated)[3] | 1.64m | 1.61m |
| – Net inflows of cash and securities [4] | -Y196.1bn | -Y14.0bn |
| – Inflows of cash and securities[2] | Y1,094.3bn | Y1,211.5bn |

## Investment trust and discretionary investment AuM


(trillions of yen)
Discretionary investment
Stock investment trusts + Foreign investment trusts
15.0
10.0
5.0
0.0
12.5
12.9
13.1
13.5
13.0
2.4
2.5
2.6
2.7
2.7
10.1
10.3
10.6
10.8
10.3
FY2016/17
FY2017/18
Mar
June
Sep
Dec
Mar

## Investment trust and discretionary investment net inflows


(billions of yen)
Discretionary investment net inflows
Investment trust net inflows
200.0
100.0
0.0
-100.0
88.4
68.8
47.3
16.9
172.8
48.2
40.2
20.7
48.0
27.6
19.7
79.4
-62.4
58.8
114.0
FY2016/17
FY2017/18
4Q
1Q
2Q
3Q
4Q

1. *Retail channels and Japan Wealth Management Group.*
2. *Retail channels only.* *3.Includes Junior NISA.* *4. Cash and securities inflows minus outflows, excluding regional financial institutions.*

7

# Asset Management

NOMURA

## Net revenue and income before income taxes

| (billions of yen) | Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY16/17 | FY17/18 | FY16/17 | FY2017/18 | | | | QoQ | YoY |
| | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Net revenue | 99.4 | **127.3** | 23.3 | 28.1 | 35.4 | 36.5 | **27.3** | -25% | +17% |
| Non-interest expenses | 57.1 | **61.2** | 14.6 | 14.5 | 15.0 | 15.7 | **16.0** | +2% | +9% |
| Income before income expenses | 42.3 | **66.2** | 8.7 | 13.6 | 20.5 | 20.8 | **11.3** | -46% | +30% |

## Assets under management (net)[1]

(trillions of yen)



Investment trust business
Investment advisory business
44.4
14.8
29.5
46.1
15.3
30.8
48.0
15.9
32.1
50.7
16.4
34.3
50.0
15.9
34.1
FY2016/17
FY2017/18
Mar
Jun
Sep
Dec
Mar

## Key points

**Full year**

- Net revenue: Y127.3bn (+28%YoY)
- Income before income taxes: Y66.2bn (+56%YoY)
  - Approx. Y3.3trn of inflows driven by ETFs, investment trusts for discretionary investments, and Japan investment advisory business combined with market factors to lift assets under management higher
  - Contributions from American Century Investments (ACI) related gains helped push net revenue and income before income taxes to a record high[2]

**Fourth quarter**

- Net revenue: Y27.3bn (-25% QoQ; +17% YoY)
- Income before income taxes: Y11.3bn (-46% QoQ; +30% YoY)
  - Solid business performance; Ongoing inflows kept assets under management at a high level
  - Contribution from ACI related gains continued but was lower than last quarter

**Investment trust business**

- Inflows into ETFs, investment trusts for discretionary investments and funds distributed via banks

Top 3 publicly offered stock funds (excl. ETFs) by inflows in 4Q

- Nomura PIMCO World Income Strategy Fund: Y87.8bn
- Nomura Japan Value and Low-Priced Stock Fund 1802: Y59.4bn
- Nomura Target Income Fund: Y42.9bn

**Investment advisory and international businesses**

- Inflows from large public pension funds, primarily into Japanese stock
- Internationally, in addition to ongoing inflows into US high yield products, global high yield products also reported inflows

1. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square.*
2. *Since year ended March 2002 when reporting under US GAAP started.*

8

Asset Management Growth in ETF AuM driven by ongoing inflows Flow of funds1 (billions of yen) Investment trust business Investment advisory business 1,404 1,500 1,284 248 315 982 1,000 96 718 500 1,156 969 230 886 773 0 316 -86 -55 -500 FY2016/17 FY2017/18 4Q 1Q 2Q 3Q 4Q Flow of funds in investment trust business1 (billions of yen) MRFs, etc. Investment trust business ETF (excl. ETFs) Other investment trusts (excl. ETFs) 2,000 1,740 1,500 1,203 1,000 906 500 193 183 580 132 0 -233 -19 -500 -584 -1,000 FY2016/17 FY2017/18 4Q 1Q 2Q 3Q 4Q Nomura Asset Management public investment trust market share2 28.0% 27.4% 26.9% 26.4% 26.2% 26.0% 25.7% 24.0% FY2016/17 FY2017/18 Mar Jun Sep Dec Mar Growth in ETF AuM (trillions of yen) AuM increased almost 40% (approx. Inflows into ETFs Y4.4trn) over past year, approx. Y3trn of which is attributable to inflows 14.9 15 12.5 13.8 0.2 1.7 11.3 10.5 0.9 0.2 10 1.2 5 0 FY2016/17 FY2017/18 4Q / Mar 1Q / Jun 2Q / Sep 3Q / Dec 4Q / Mar 1. Based on assets under management (net). 2. Source: The Investment Trusts Association, Japan, 9

# Wholesale

NOMURA

## Net revenue and income before income expenses

| (billions of yen) | Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY16/17 | FY17/18 | FY16/17 | FY2017/18 | | | | QoQ | YoY |
| | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Global Markets | 643.1 | **613.4** | 143.5 | 154.2 | 136.1 | 140.2 | **182.9** | +31% | +27% |
| Investment Banking | 96.1 | **102.0** | 27.7 | 25.1 | 22.9 | 25.5 | **28.5** | +12% | +3% |
| Net revenue | 739.3 | **715.3** | 171.2 | 179.3 | 159.0 | 165.6 | **211.4** | +28% | +24% |
| Non-interest expenses | 577.8 | **614.7** | 143.1 | 154.0 | 142.0 | 151.6 | **167.2** | +10% | +17% |
| Income before income taxes | 161.4 | **100.6** | 28.1 | 25.4 | 17.0 | 14.0 | **44.2** | 3.1x | +57% |

## Net revenue by region

(billions of yen)



250.0
200.0
150.0
100.0
50.0
0.0
53.3
49.4
17.7
50.8
55.3
44.4
22.9
56.7
48.3
30.8
24.3
55.6
53.2
27.6
18.5
66.4
68.1
48.1
32.1
63.0
Americas
EMEA
AEJ
Japan
FY2016/17
FY2017/18
4Q
1Q
2Q
3Q
4Q

## Key points

**Full year**

- Net revenue: Y715.3bn (-3% YoY)
- Income before income taxes: Y100.6bn (-38% YoY)
  - Fixed Income revenues declined, mainly in Rates, due to low volatility and subdued client activity through to 3Q
  - Equities and Investment Banking revenues increased
  - Non-interest expenses increased YoY due mainly to higher commissions and floor brokerage in line with trading volumes and expenses related to deferred compensation

**Fourth quarter**

- Net revenue: Y211.4bn (+28% QoQ; +24% YoY)
- Income before income taxes: Y 44.2bn (3.1x QoQ; +57% YoY)
- Revenues up QoQ in all business lines
  - Fixed Income revenues grew across all regions overseas; uptick in client activity drove strong performance in Equities
  - Investment Banking revenues at highest level in nine quarters
- Income before income taxes improved significantly partly due to focus on pay for performance

Net revenue by region (QoQ; YoY)

- Americas: Y68.1bn (+28%; +28%)
  - Best quarterly revenue since April 2010; Global Markets revenues were strong
- Japan: Y63bn (-5%; +24%)
  - Equities revenues increased, while Fixed Income and Investment Banking slowed
- EMEA: Y48.1bn (+74%; -3%)
  - Solid quarter in Fixed Income primarily driven by Rates; one-off charge[1] booked in 3Q not present in 4Q
- AEJ: Y32.1bn (+74%;+82%)
  - Robust performance in Emerging Markets; one-off charge[1] booked in 3Q not present in 4Q

1. *Unrealized loss related to margin loan (approx.Y14bn; EMEA and AEJ approx. Y7bn each)*

10

NOMURA

# Wholesale: Global Markets

## Net revenue


(billions of yen)
Equities
Fixed Income
143.5
57.0
86.5
154.2
58.5
95.7
136.1
57.8
78.3
140.2
60.8
79.4
182.9
84.1
98.8
QoQ +31%
YoY +27%
FY2016/17
FY2017/18
4Q
1Q
2Q
3Q
4Q

## Key points

**Fourth quarter**

- Net revenue: Y182.9bn (+31% QoQ; +27% YoY)
  - Both Fixed Income and Equities reported stronger revenues QoQ against a backdrop of higher client activity and volatility from end of last year

Fixed Income

- Net revenue: Y98.8bn (+25% QoQ; +14% YoY)
  - Rebound in Emerging Markets, and QoQ improvement in Rates and Credit

Equities

- Net revenue: Y84.1bn (+38% QoQ; +47% YoY)
  - Derivatives had strong quarter in Japan and Americas, while performance in Cash Equities remained robust

## FY2017/18 full year and 4Q net revenue by region

### Full year


-5%
Americas
EMEA
AEJ
Japan
FY2016/17
FY2017/18

### Quarter


YoY
QoQ
FI
EQ
0% ~ ±5%
±5% ~ ±15%
±15% ~

**Full year**

- Equities booked stronger revenues driven by Japan and Americas, while Fixed Income was slower, particularly in the Flow business due to low volatility

**Fourth quarter**

- Americas: In Fixed Income, Rates had a slower quarter, while Credit and Securitized Products revenues increased; In Equities, both Derivatives and Cash Equities reported stronger revenues
- EMEA: Rates, Credit, and Emerging Markets all booked higher revenues
- AEJ: Emerging Markets revenues increased significantly, and Equities revenues gained from last quarter, which included a one-off charge
- Japan: In Fixed Income, G10 FX and Credit had a slow quarter, while in Equities, Cash Equities performance was robust and Derivatives had another strong quarter

11

NOMURA

# Wholesale: Investment Banking

Cross-border deals

## Net revenue


Investment Banking (gross)
(billions of yen )
50.2
45.4
43.5
38.9
51.4
Investment Banking
27.7
25.1
22.9
25.5
28.5
+12% QoQ
+3% YoY
FY2016/17
FY2017/18
4Q
1Q
2Q
3Q
4Q

## Key points

**Fourth quarter**

- Net revenue: Y28.5bn (+12% QoQ; +3% YoY)
  - Strongest net revenue in nine quarters, partially reflecting non-recurrence of a one-off charge[1] booked in 3Q
- Gross revenue: Y51.4bn (+32% QoQ; +2% YoY)
  - International businesses drove a QoQ increase in revenues, despite a decline in Japan on the back of lower M&A revenues
  - Japan:
    - ✓ Robust ECM revenues supported by increase in Solutions transactions; DCM revenues rose due to greater financing needs amid low interest rate environment
    - ✓ Topped Japan ECM and Japan-related M&A league tables[2]
  - International:
    - ✓ DCM business and M&A related financing transactions contributed to revenues

## Gross revenue up YoY supported by high profile deals

- Gross revenues increased, driven by global performance; one-off charge[1] booked in EMEA in 3Q offset by other regions
- Highest full year gross revenues booked in Americas and AEJ since year ended March 2010


Full year gross revenue
(billions of yen)
+7%
167.8
179.1
Inter-
national
Japan
FY2016/17
FY2017/18

### Major 4Q mandates

| | | |
|---|---|---|
| ECM / DCM | **Shizuoka Bank** Euro-USD CB ($308mn) | **Dar Al-Arkan** (Saudi Arabia) USD denominated Sukuk bond ($500mn) |
| ECM / DCM | **GLP J-REIT** Global PO (Y60.1bn) | **Toyota Industries** USD denominated bond ($1.0bn) |
| ECM / DCM | **Lotte Shopping** (South Korea) Exchangeable bond ($284mn) | **Nomura Research Institute** Domestic foreign currency denominated bond (AUD50mn) |
| M&A | **Toray Industries** acquisition of TenCate Advanced Composites (Netherlands) (€930mn) | **MassMutual** (US) sale of MassMutual Japan to Nissay (Y104.2bn) |
| M&A | **Cevian Capital** sale of stake in AB Volvo to Zhejiang Geely (China) (SEK 26.7bn3) | **Atlantia Spa** (Italy) acquisition of stake in Aero 1 Global (Luxembourg) (€1.1bn) |
| M&A | **JERA** integration of Chubu Electric and TEPCO Fuel & Power's business under JV (Y1.2trn) | |

*1. Unrealized loss related to margin loan (gross: approx. Y14bn; net: approx. Y7bn)*
*2. Source: Thomson Reuters; Apr 2017 – Mar 2018 3. Thomson Reuters estimate*

12

# Non-interest expenses

NOMURA

## Full year



(billions of yen )
1,500
1,000
500
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,080.4
1,168.8

## Quarter



(billions of yen )
400
300
200
100
0
266.8
283.4
268.5
285.9
331.1

| | Full year FY2016/17 | Full year FY2017/18 | FY2016/17 4Q | FY2017/18 1Q | FY2017/18 2Q | FY2017/18 3Q | FY2017/18 4Q | QoQ |
|---|---|---|---|---|---|---|---|---|
| Compensation and benefits | 496.4 | **530.6** | 114.9 | 136.2 | 122.0 | 131.4 | **141.0** | **7.3%** |
| Commissions and floor brokerage | 94.5 | **99.9** | 24.5 | 23.8 | 25.2 | 25.3 | **25.6** | **1.4%** |
| Information processing and communications | 175.3 | **184.8** | 47.3 | 44.6 | 47.3 | 49.0 | **43.9** | **-10.5%** |
| Occupancy and related depreciation | 69.8 | **67.9** | 17.9 | 17.1 | 17.2 | 16.8 | **16.8** | **0.1%** |
| Business development expenses | 35.1 | **36.8** | 11.1 | 8.4 | 7.8 | 9.8 | **10.7** | **9.5%** |
| Other | 209.3 | **248.9** | 51.1 | 53.3 | 48.9 | 53.6 | **93.1** | **73.7%** |
| Total | 1,080.4 | **1,168.8** | 266.8 | 283.4 | 268.5 | 285.9 | **331.1** | **15.8%** |

## Key points

**Full year**

- Non-interest expenses: Y 1,168.8bn (+8%YoY)
  - Compensation and benefits (+7%YoY)
    - ✓ Higher deferred compensation expenses
    - ✓ Continued focus on pay for performance
  - Non-personnel expenses (+9% YoY)
    - ✓ Increased commissions and floor brokerage due to higher trading volumes
    - ✓ Information processing and communications expenses increased mainly for system integration expenses
    - ✓ Provisions booked in Americas for legacy transactions

**Fourth quarter**

- Non-interest expenses: Y331.1bn (+16% QoQ)
  - Compensation and benefits (+7% QoQ)
    - ✓ Bonus provisions in line with performance
  - Non-personnel expenses (+23% QoQ)
    - ✓ Information and communications expenses decreased due to lower depreciation costs
    - ✓ Provisions booked in Americas for legacy transactions combined with higher commissions and floor brokerage fees and professional fees to drive Other expenses up

13

# Robust financial position

NOMURA

## Balance sheet related indicators and capital ratios

| | Mar 2017 | Dec 2017 | Mar 2018 |
|---|---|---|---|
| ■ Total assets | Y42.9trn | Y44.5trn | Y40.6trn |
| ■ Shareholders' equity | Y2.8trn | Y2.8trn | Y2.7trn |
| ■ Gross leverage | 15.4x | 15.7x | 14.8x |
| Net leverage[1] | 8.6x | 9.1x | 8.9x |
| ■ Level 3 assets[2] (net) | Y0.4trn | Y0.5trn | Y0.5trn |
| ■ Liquidity portfolio | Y5.0trn | Y4.9trn | Y4.6trn |

(billions of yen)

| Basel 3 basis | Mar 2017 | Dec 2017 | Mar[2] 2018 |
|---|---|---|---|
| Tier 1 capital | 2,690 | 2,742 | 2,666 |
| Tier 2 capital | 110 | 85 | 66 |
| Total capital | 2,799 | 2,827 | 2,732 |
| RWA | 13,978 | 15,010 | 15,116 |
| Tier 1 capital ratio | 19.2% | 18.2% | 17.6% |
| CET 1 capital ratio[3] | 18.2% | 17.3% | 16.5% |
| Consolidated capital adequacy ratio | 20.0% | 18.8% | 18.0% |
| Consolidated leverage ratio[4] | 4.63% | 4.49% | 4.73% |
| HQLA[5] | Y4.5trn | Y4.1trn | Y4.0trn |
| LCR[5] | 180.0% | 175.9% | 153.6% |

## RWA and CET 1 capital ratio[3]


(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
18.2%
18.1%
17.4%
17.3%
16.5%
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
FY2016/17
FY2017/18
Mar
Jun
Sep
Dec
Mar

## Level 3 assets[2] and net level 3 assets/Tier 1 capital


(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
17%
16%
16%
18%
18%
FY2016/17
FY2017/18
Mar
Jun
Sep
Dec
Mar

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *Mar 2018 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*

14

Funding and liquidity Balance sheet structure Highly liquid, healthy balance sheet structure – 77% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency) – Other assets are funded by equity and long-term debt, ensuring structural stability Liquidity portfolio2 Liquidity portfolio: – Y4.6trn, or 11% of total assets – Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period Balance sheet (As of March 2018) Assets Liabilities and equity Trading liabilities and related1 Trading assets and related1 Other liabilities Short-term borrowings Cash and cash deposits Long-term borrowings Other assets Total equity Unsecured funding2 Approx. 80% of unsecured funding is long-term debt Diversified sources of funding Short-term debt 16% Long-term debt due within 1yr, 7% International 26% Loans (incl. Bank subordinated) lending Long-term market debt, 77% Euro MTN/Yen, Retail Average retail bonds, etc. market maturity Japan 5.8 years3 74% Euro MTN/Other, Wholesale wholesale market bonds, etc. Breakdown of Long-term Funding of short-term/long- debt by long-term term debt region debt 1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc. 2. Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. 15 3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Financial Supplement

Consolidated balance sheet1 (billions of yen) Mar 31, March 31, Increase Mar 31, March 31, Increase 2017 2018 (Decrease) 2017 2018 (Decrease) Assets Liabilities Total cash and cash deposits 2,972 2,959 -13 Short-term borrowings 543 743 200 Total payables and deposits 3,708 3,805 96 Total loans and receivables 3,186 4,118 932 Total collateralized financing 19,061 16,697 -2,364 Trading liabilities 8,192 8,213 22 Total collateralized agreements 18,730 16,238 -2,492 Other liabilities 1,309 951 -358 Long-term borrowings 7,195 7,383 187 Total trading assets2 and private 15,192 14,985 -207 Total liabilities 40,008 37,792 -2,217 equity investments Total other assets 2,772 2,292 -480 Equity Total NHI shareholders’ equity 2,790 2,749 -41 Noncontrolling interest 54 51 -3 Total assets 42,852 40,591 -2,261 Total liabilities and equity 42,852 40,591 -2,261 1. From the year ended in March 31, 2018, certain changes in scope of Receivables from customers, Receivables from other than customers, Payables to customers and Payables to other than customers have been made by revisiting the definition of customers in our consolidated balance sheets. We have reclassified previously reported amounts of Receivables from other than customers to Receivables from customers by 159.7 billion yen, from Other assets Other to Receivables from other than customers by 88.7 billion yen and from Payables to other than customers to Payables to customers by 60.3 billion yen respectively to conform to the current presentation. 17 2. Including securities pledged as collateral.

END Value at risk Definition From April 1, 2017, to March 31, 2018 (billions of yen) 99% confidence level Maximum: 9.0 1-day time horizon for outstanding portfolio Minimum: 3.0 Inter-product price fluctuations considered Average: 4.3 (billions of yen) FY2016/17 FY2017/18 FY2016/17 FY2017/18 Mar Mar Mar Jun Sep Dec Mar Equity 0.7 1.2 0.7 0.9 0.8 1.2 1.2 Interest rate 2.7 3.1 2.7 2.5 3.0 2.7 3.1 Foreign exchange 1.7 3.2 1.7 1.8 2.1 2.6 3.2 Sub-total 5.0 7.5 5.0 5.2 5.9 6.5 7.5 Diversification benefit -1.7 -1.1 -1.7 -1.7 -1.7 -1.3 -1.1 VaR 3.3 6.4 3.3 3.5 4.3 5.2 6.4 18

Consolidated financial highlights Full year (billions of yen) 300 10% 8.7% 7.9% Net income 8% attributable to Nomura Holdings, 200 Inc. (‘‘NHI’’) 6% 239.6 shareholders ROE(%) 4% 100 219.3 2% 0 0% FY2016/17 FY2017/18 Net revenue 1,403.2 1,497.0 Income before income taxes 322.8 328.2 Net income attributable to Nomura Holdings, Inc. 239.6 219.3 (“NHI”) shareholders Total NHI shareholders’ equity 2,789.9 2,749.3 ROE (%)1 8.7% 7.9% Basic-Net income attributable to NHI 67.29 63.13 shareholders per share (yen) Diluted-Net income attributable to NHI 65.65 61.88 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 790.70 810.31 Quarter (billions of yen) 100 9.3% 10% 8.7% 8.1% 7.7% 7.9% 80 8% 60 88.0 6% 40 4% 61.3 56.9 51.9 20 2% 22.7 0 0% FY2016/17 FY2017/18 4Q 1Q 2Q 3Q 4Q 349.1 360.8 351.5 406.6 378.0 82.3 77.4 83.0 120.8 46.9 61.3 56.9 51.9 88.0 22.7 2,789.9 2,847.0 2,836.2 2,841.7 2,749.3 8.7% 8.1% 7.7% 9.3% 7.9% 17.38 16.07 14.70 25.55 6.68 17.00 15.77 14.45 25.12 6.56 790.70 802.63 813.57 835.72 810.31 1. Quarterly ROE is calculated using annualized year-to-date net income. 19

Consolidated income Full year Quarter (billions of yen) FY2016/17 FY2017/18 FY2016/17 FY2017/18 4Q 1Q 2Q 3Q 4Q Revenue Commissions 327.1 373.3 90.0 91.0 85.3 101.7 95.4 Fees from investment banking 92.6 101.7 28.2 22.7 27.1 29.3 22.6 Asset management and portfolio service fees 216.5 245.6 56.6 58.3 61.2 63.8 62.3 Net gain on trading 475.6 442.9 108.3 120.5 88.4 87.7 146.3 Gain (loss) on private equity investments 1.4 -0.9 1.2 0.4 -0.3 -2.4 1.5 Interest and dividends 441.0 585.7 108.2 134.4 141.6 161.4 148.2 Gain (loss) on investments in equity securities 7.7 2.7 -2.8 0.1 3.1 4.5 -5.0 Other 153.6 221.2 37.4 40.6 56.0 84.6 39.9 Total revenue 1,715.5 1,972.2 427.1 467.9 462.4 530.6 511.2 Interest expense 312.3 475.2 78.0 107.1 110.9 124.0 133.2 Net revenue 1,403.2 1,497.0 349.1 360.8 351.5 406.6 378.0 Non-interest expenses 1,080.4 1,168.8 266.8 283.4 268.5 285.9 331.1 Income before income taxes 322.8 328.2 82.3 77.4 83.0 120.8 46.9 Net income attributable to NHI shareholders 239.6 219.3 61.3 56.9 51.9 88.0 22.7 20

Main revenue items Full year Quarter FY2016/17 FY2017/18 (billions of yen) FY2016/17 FY2017/18 4Q 1Q 2Q 3Q 4Q Stock brokerage commissions 210.0 243.8 57.1 57.0 54.6 68.4 63.8 Other brokerage commissions 15.1 17.0 3.0 3.4 3.2 4.3 6.0 Commissions Commissions for distribution of investment trusts 75.1 85.7 22.6 23.2 20.9 22.1 19.5 Other 26.9 26.9 7.3 7.3 6.6 6.9 6.2 Total 327.1 373.3 90.0 91.0 85.3 101.7 95.4 Equity underwriting and distribution 22.4 23.2 6.9 3.5 10.5 5.2 4.1 Bond underwriting and distribution 16.9 16.3 6.6 3.6 4.4 4.9 3.4 Fees from M&A / Financial advisory fees 34.4 39.3 5.7 8.3 8.2 13.7 9.1 investment banking Other 18.9 22.9 9.0 7.3 4.0 5.5 6.0 Total 92.6 101.7 28.2 22.7 27.1 29.3 22.6 Asset management Asset management fees 148.7 170.4 39.0 39.9 42.5 43.9 44.1 Administration fees 50.2 57.9 13.1 14.0 14.3 15.5 14.1 and portfolio service Custodial fees 17.6 17.3 4.5 4.4 4.4 4.3 4.2 fees Total 216.5 245.6 56.6 58.3 61.2 63.8 62.3 21

# Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

## Adjustment of consolidated results and segment results: Income (loss) before income taxes

| (billions of yen) | Full year FY2016/17 | Full year FY2017/18 | Quarter FY2016/17 4Q | Quarter FY2017/18 1Q | FY2017/18 2Q | FY2017/18 3Q | FY2017/18 4Q |
|---|---|---|---|---|---|---|---|
| Retail[1] | 74.8 | **103.1** | 25.8 | 24.9 | 25.5 | 31.3 | **21.4** |
| Asset Management | 42.3 | **66.2** | 8.7 | 13.6 | 20.5 | 20.8 | **11.3** |
| Wholesale | 161.4 | **100.6** | 28.1 | 25.4 | 17.0 | 14.0 | **44.2** |
| Three business segments total | 278.6 | **269.9** | 62.6 | 63.8 | 63.0 | 66.2 | **76.9** |
| Other | 37.6 | **56.4** | 22.6 | 13.6 | 17.3 | 50.4 | **-25.0** |
| Segments total | 316.2 | **326.3** | 85.1 | 77.4 | 80.3 | 116.6 | **51.9** |
| Unrealized gain (loss) on investments in equity securities held for operating purposes | 6.6 | **1.9** | -2.8 | 0.0 | 2.7 | 4.2 | **-5.0** |
| Income (loss) before income taxes | 322.8 | **328.2** | 82.3 | 77.4 | 83.0 | 120.8 | **46.9** |

## Geographic information: Income (loss) before income taxes[2]

| (billions of yen) | Full year FY2016/17 | Full year FY2017/18 | Quarter FY2016/17 4Q | Quarter FY2017/18 1Q | FY2017/18 2Q | FY2017/18 3Q | FY2017/18 4Q |
|---|---|---|---|---|---|---|---|
| Americas | 50.0 | **-8.8** | 10.4 | 7.9 | -1.5 | 10.8 | **-26.0** |
| Europe | 14.4 | **-14.7** | 8.8 | 2.2 | -1.4 | -16.5 | **0.9** |
| Asia and Oceania | 23.7 | **22.8** | -2.5 | 5.3 | 3.7 | 7.4 | **6.4** |
| Subtotal | 88.1 | **-0.7** | 16.7 | 15.5 | 0.9 | 1.7 | **-18.7** |
| Japan | 234.7 | **328.8** | 65.6 | 62.0 | 82.2 | 119.1 | **65.6** |
| Income (loss) before income taxes | 322.8 | **328.2** | 82.3 | 77.4 | 83.0 | 120.8 | **46.9** |

1. *Capital Nomura Securities in Thailand and BDO Nomura Securities in Philippines were included from FY2017/18 3Q.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2018). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment “Other” Income (loss) before income taxes Full year Quarter (billions of yen) 80.0 56.4 60.0 50.4 37.6 40.0 22.6 17.3 20.0 13.6 0.0 -20.0 -40.0 -25.0 1 2 1 2 3 4 5 FY2016/17 FY2017/18 FY2016/17 FY2017/18 4Q 1Q 2Q 3Q 4Q Net gain (loss) related to economic -7.3 -6.5 0.8 -0.7 0.6 -8.0 1.7 hedging transactions Realized gain (loss) on investments in equity 1.1 0.8 0.0 0.0 0.3 0.4 0.0 securities held for operating purposes Equity in earnings of affiliates 32.3 34.2 9.4 7.0 8.4 7.8 11.0 Corporate items -6.4 -41.9 3.9 0.2 1.6 -3.4 -40.2 Others 17.9 69.7 8.5 7.0 6.4 53.7 2.6 Income (loss) before income taxes 37.6 56.4 22.6 13.6 17.3 50.4 -25.0 23

# Retail related data (1)

NOMURA

| (billions of yen) | Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY2016/17 | FY2017/18 | FY2016/17 | FY2017/18 | | | | QoQ | YoY |
| | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Commissions | 171.8 | **192.7** | 47.5 | 47.3 | 43.8 | 54.1 | **47.5** | **-12.2%** | **0.2%** |
| Of which, stock brokerage commission | 62.8 | **82.2** | 17.6 | 18.0 | 17.2 | 25.4 | **21.7** | **-14.6%** | **23.4%** |
| Of which, commissions for distribution of investment trusts | 82.3 | **87.1** | 23.6 | 23.7 | 21.3 | 22.6 | **19.5** | **-13.9%** | **-17.6%** |
| Sales credit | 85.3 | **91.5** | 23.8 | 24.5 | 25.7 | 23.8 | **17.5** | **-26.4%** | **-26.4%** |
| Fees from investment banking and other | 27.3 | **26.0** | 8.7 | 5.8 | 7.5 | 6.6 | **6.1** | **-7.1%** | **-29.9%** |
| Investment trust administration fees and other | 81.8 | **93.6** | 21.3 | 22.3 | 23.0 | 24.2 | **24.0** | **-0.9%** | **12.4%** |
| Net interest revenue | 8.3 | **9.2** | 1.9 | 1.8 | 1.8 | 2.6 | **3.0** | **16.7%** | **59.1%** |
| Net revenue[1] | 374.4 | **412.9** | 103.2 | 101.7 | 101.8 | 111.3 | **98.2** | **-11.8%** | **-4.9%** |
| Non-interest expenses[1] | 299.6 | **309.8** | 77.4 | 76.8 | 76.2 | 80.0 | **76.7** | **-4.1%** | **-0.9%** |
| Income before income taxes[1] | 74.8 | **103.1** | 25.8 | 24.9 | 25.5 | 31.3 | **21.4** | **-31.6%** | **-16.9%** |
| Domestic distribution volume of investment trusts[2] | 3,376.3 | **3,610.5** | 912.2 | 944.0 | 886.0 | 905.3 | **875.3** | **-3.3%** | **-4.0%** |
| Bond investment trusts | 0.2 | **0.0** | 0.0 | 0.0 | 0.0 | 0.0 | **0.0** | **-** | **-** |
| Stock investment trusts | 2,955.3 | **3,198.6** | 826.2 | 860.5 | 790.8 | 820.6 | **726.8** | **-11.4%** | **-12.0%** |
| Foreign investment trusts | 420.8 | **411.9** | 86.0 | 83.5 | 95.2 | 84.7 | **148.5** | **75.4%** | **72.7%** |
| Other | | | | | | | | | |
| Accumulated value of annuity insurance policies | 2,941.5 | **3,094.5** | 2,941.5 | 2,975.3 | 3,006.2 | 3,057.6 | **3,094.5** | **1.2%** | **5.2%** |
| Sales of JGBs for individual investors (transaction base) | 1,129.9 | **628.1** | 602.8 | 89.1 | 120.2 | 194.6 | **224.1** | **15.2%** | **-62.8%** |
| Retail foreign currency bond sales | 1,131.2 | **1,249.9** | 293.6 | 328.0 | 349.9 | 253.7 | **318.4** | **25.5%** | **8.5%** |

1. *Capital Nomura Securities in Thailand and BDO Nomura Securities in Philippines were included from FY2017/18 3Q.*
2. *Excluding former Net & Call. Former Net & Call included from FY2017/18 4Q.*

24

Retail related data (2) Retail client assets1 (trillions of yen) 140 122.8 Other 117.7 117.7 111.9 115.2 120 107.7 Foreign investment trusts 107.7 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency bonds 20 Equities 0 FY2016/17 FY2017/18 FY2016/17 FY2017/18 Mar Mar Mar Jun Sep Dec Mar Equities 66.3 75.7 66.3 69.9 72.4 79.2 75.7 Foreign currency bonds 6.0 6.1 6.0 6.1 6.4 6.2 6.1 Domestic bonds2 11.7 11.9 11.7 11.5 11.6 11.8 11.9 Stock investment trusts 8.8 9.1 8.8 9.1 9.3 9.5 9.1 Bond investment trusts 7.3 7.1 7.3 7.6 7.5 7.9 7.1 Foreign investment trusts 1.3 1.2 1.3 1.3 1.3 1.3 1.2 Other3 6.4 6.7 6.4 6.4 6.7 6.9 6.7 Total 107.7 117.7 107.7 111.9 115.2 122.8 117.7 1. Capital Nomura Securities in Thailand and BDO Nomura Securities in Philippines were included from December 31, 2017. 2. Including CBs and warrants. 3. Including annuity insurance. 25

Retail related data (3) Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 1,000 1,000 500 500 0 0 -78 -14 -43 -196 -306 -115 -403 -500 -500 FY2016/17 FY2017/18 FY2016/17 FY2017/18 4Q 1Q 2Q 3Q 4Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 26

Retail related data (4) Number of accounts (thousands) FY2016/17 FY2017/18 FY2016/17 FY2017/18 Mar Mar Mar Jun Sep Dec Mar Accounts with balance 5,363 5,318 5,363 5,342 5,328 5,326 5,318 Equity holding accounts 2,836 2,822 2,836 2,821 2,832 2,800 2,822 Online service accounts1, 2 4,456 4,387 4,456 4,361 4,301 4,342 4,387 New Individual accounts / IT share2 Full year Quarter FY2016/17 FY2017/18 (thousands) FY2016/17 FY2017/18 4Q 1Q 2Q 3Q 4Q New individual accounts 231 231 65 52 53 60 66 IT share3 No. of orders 57% 67% 57% 58% 60% 60% 78% Transaction value 34% 43% 35% 35% 38% 38% 56% Number of accounts for previous years have been reclassified in line with definition introduced in FY2017/18 1Q. Net & Call and Home Trade were merged in January 2018 to form Online Services which started providing new services. Ratio of cash stocks traded via former Home trade. From FY2017/18 4Q, ratio of cash stocks traded via Online Services. 27

Asset Management related data (1) Full year Quarter FY2016/17 FY2017/18 FY2016/17 FY2017/18 QoQ YoY (billions of yen) 4Q 1Q 2Q 3Q 4Q Net revenue 99.4 127.3 23.3 28.1 35.4 36.5 27.3 -25.2% 17.2% Non-interest expenses 57.1 61.2 14.6 14.5 15.0 15.7 16.0 2.2% 9.4% Income before income taxes 42.3 66.2 8.7 13.6 20.5 20.8 11.3 -45.8% 30.3% Assets under management by company (trillions of yen) FY2016/17 FY2017/18 FY2016/17 FY2017/18 Mar Mar Mar Jun Sep Dec Mar Nomura Asset Management 47.4 52.4 47.4 48.9 50.7 53.3 52.4 Nomura Funds Research and Technologies 2.8 2.8 2.8 2.9 2.9 2.9 2.8 Nomura Corporate Research and Asset Management 2.4 2.7 2.4 2.6 2.8 2.8 2.7 Assets under management (gross) 1 52.6 57.8 52.6 54.4 56.4 59.1 57.8 Group company overlap 8.3 7.8 8.3 8.4 8.4 8.3 7.8 Assets under management (net) 2 44.4 50.0 44.4 46.1 48.0 50.7 50.0 1. Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. 28 2. Net after deducting duplications from assets under management (gross).

Asset Management related data (2) Asset inflows/outflows by business1 Full year Quarter FY2016/17 FY2017/18 (billions of yen) FY2016/17 FY2017/18 4Q 1Q 2Q 3Q 4Q Investment trusts business 1,590 3,131 969 316 886 773 1,156 of which ETFs 1,934 3,022 1,203 183 906 193 1,740 Investment advisory business 584 203 315 -86 96 -55 248 Total net asset inflow 2,174 3,334 1,284 230 982 718 1,404 Domestic public investment trust market and Nomura Asset Management market share2 (trillions of yen) FY2016/17 FY2017/18 FY2016/17 FY2017/18 Mar Mar Mar Jun Sep Dec Mar Domestic public stock investment trusts Market 85.9 96.9 85.9 88.0 92.1 97.4 96.9 Nomura Asset Management share (%) 23% 25% 23% 24% 24% 25% 25% Domestic public bond investment trusts Market 12.8 12.3 12.8 13.4 13.1 13.8 12.3 Nomura Asset Management share (%) 44% 44% 44% 43% 42% 44% 44% ETF Market 23.3 32.5 23.3 24.8 27.5 30.8 32.5 Nomura Asset Management share (%) 45% 46% 45% 45% 45% 45% 46% 1. Based on assets under management (net). 2. Source Investment Trusts Association, Japan. 29

Wholesale related data Full year Quarter (billions of yen) FY2016/17 FY2017/18 FY2016/17 FY2017/18 QoQ YoY 4Q 1Q 2Q 3Q 4Q Net revenue 739.3 715.3 171.2 179.3 159.0 165.6 211.4 27.6% 23.5% Non-interest expenses 577.8 614.7 143.1 154.0 142.0 151.6 167.2 10.3% 16.9% Income before income taxes 161.4 100.6 28.1 25.4 17.0 14.0 44.2 3.1x 57.2% Breakdown of Wholesale revenues Full year Quarter (billions of yen) FY2016/17 FY2017/18 FY2016/17 FY2017/18 QoQ YoY 4Q 1Q 2Q 3Q 4Q Fixed Income 411.3 352.1 86.5 95.7 78.3 79.4 98.8 24.6% 14.3% Equities 231.9 261.2 57.0 58.5 57.8 60.8 84.1 38.3% 47.4% Global Markets 643.1 613.4 143.5 154.2 136.1 140.2 182.9 30.5% 27.5% Investment Banking 96.1 102.0 27.7 25.1 22.9 25.5 28.5 11.8% 3.0% Net revenue 739.3 715.3 171.2 179.3 159.0 165.6 211.4 27.6% 23.5% Investment Banking (gross) 167.8 179.1 50.2 45.4 43.5 38.9 51.4 32.2% 2.3% 30

Number of employees FY2016/17 FY2017/18 FY2016/17 FY2017/18 Mar Mar Mar Jun Sep Dec Mar Japan 16,227 15,819 16,227 16,903 16,706 16,583 15,819 Europe 3,026 3,057 3,026 3,013 3,047 3,054 3,057 Americas 2,314 2,362 2,314 2,325 2,348 2,349 2,362 Asia and Oceania1 6,619 6,810 6,619 6,673 6,756 6,786 6,810 Total 28,186 28,048 28,186 28,914 28,857 28,772 28,048 31 Includes Powai office in India.

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